UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No._)*

TKK SYMPHONY ACQUISITION CORPORATION
(Name of Issuer)

ORDINARY SHARES, PAR VALUE $0.0001
(Title of Class of Securities)

G88950103
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G88950103

1.		Name of Reporting Persons TKK Symphony Sponsor 1
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 5,446,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,446,000
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 5,446,000
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.		Percent of Class Represented by Amount in Row (9) 17.32%
12.		Type of Reporting Person (See Instructions) OO (Cayman Islands exempted company)

CUSIP No.	G88950103

1.		Name of Reporting Persons Sing Wang
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization Hong Kong SAR
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 500,000
	6.	Shared Voting Power 5,446,000*
	7.	Sole Dispositive Power 500,000
	8.	Shared Dispositive Power 5,446,000*
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 5,946,000*
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.		Percent of Class Represented by Amount in Row (9) 18.91%
12.		Type of Reporting Person (See Instructions) IN

* Includes 5,446,000 of ordinary shares held by TKK Symphony Sponsor 1. Mr. Wang is the issuer's Chief Executive Officer and Chairman and has the voting and dispositive power of the securities held by TKK Symphony Sponsor 1. Accordingly, Mr. Wang may be deemed to have or share beneficial ownership of such shares. Mr. Wang disclaims beneficial ownership over any securities owned by TKK Symphony Sponsor 1 in which he does not have any pecuniary interest.

Item 1(a).	Name of Issuer

TKK Symphony Acquisition Corporation (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

c/o Texas Kang Kai Capital Management (Hong Kong) Limited 2039, 2/F United Center, 95 Queensway Admiralty, Hong Kong

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	TKK Symphony Sponsor 1

(ii)	Sing Wang

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the principal business and principal office of each of the Reporting Persons is c/o Texas Kang Kai Capital Management (Hong Kong) Limited, 2039, 2/F United Center, 95 Queensway Admiralty, Hong Kong.

Item 2(c).	Citizenship

(i)	TKK Symphony Sponsor 1 is an exempted company formed in Cayman Islands.

(ii)	Sing Wang is a citizen of Hong Kong SAR.

Item 2(d).	Title of Class of Securities

Ordinary shares, $0.0001 par value per share.

Item 2(e).	CUSIP Number

G88950103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) Broker or Dealer registered under Section 15 of the Exchange Act.

(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) Investment company registered under Section 8 of the Investment Company Act.

(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.

Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

The ownership information presented below represents beneficial ownership of ordinary shares of the Issuer as of December 31, 2018, based upon 31,450,000 ordinary shares outstanding as of November 13, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2018.

TKK Symphony Sponsor 1 owns an aggregate of 5,446,000 ordinary shares of the Issuer, representing 17.32% of the total ordinary shares issued and outstanding. Sing Wang owns 500,000 ordinary shares of the Issuer individually, representing 1.59% of the total ordinary shares issued and outstanding. Sing Wang indirectly owns 100% of the equity interest of TKK Symphony Sponsor 1 and has the voting and dispositive power of the securities held by TKK Symphony Sponsor 1. Accordingly, Mr. Wang may be deemed to have or share beneficial ownership of such shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   February 14, 2019

TKK SYMPHONY SPONSOR 1
a Cayman Islands exempted company

By:	TKK Capital Holding, sole member

By:	Texas Kang Kai Capital Partners, sole owner

By:	China Capital Advisors Corporation, sole owner

By:	/s/ Sing Wang
	Name:	Sing Wang
	Title:	Sole owner

/s/ Sing Wang
Sing Wang

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)